Exhibit 1.01

More Information:

Investor Relations	Media Relations

Monish Bahl CDC Corporation 678-259-8510 mbahl@cdcsoftware.com	Jen Buchhalter Articulate Communications Inc. 617.451.7788, ext. 16 jbuchhalter@articulatepr.com

FOR IMMEDIATE RELEASE

CDC Software Introduces New Solution to Address Email Deliverability Challenges

CDC Software Partners with Message Systems to Create Powerful High Performance Email
Application Server called CDC MarketFirst Deliverability Email Server

HONG KONG, ATLANTA – Sept. 10, 2007 – CDC Software, a wholly owned subsidiary of CDC Corporation and a provider of industry-specific enterprise software applications and business services, announced today the addition of the CDC MarketFirst Deliverability Email Server to its CDC MarketFirst marketing automation solution. This new solution, planned for availability in Q4 2007, will allow CDC MarketFirst customers to solve their deliverability issues by providing robust traffic shaping and delivery capabilities.

CDC MarketFirst is a leading marketing automation and lead management system that enables marketers to effectively manage sophisticated multi-wave, multi-channel, multi-lingual marketing programs, event marketing, surveying, and more. CDC MarketFirst Deliverability Email Server adds a high-performance email application server that increases message reception, revenue and campaign ROI.

Using MarketFirst Deliverability Email Server, marketers will now be able to:

•	Instantly increase message reception, revenue and campaign ROI with a comprehensive set of deliverability tools.

•	Determine which e-mails are not getting through and the root cause for failures with advanced “bounce processing”.

•	Increase user satisfaction and value with comprehensive workflow that ensures customer workflow and service levels are achieved.

•	Reduce capital expense for hardware expansion with enterprise software solutions providing better performance than many of today’s typical systems.

•	Speed time to market and reduce customer churn with an extensibility suite that enables quick integration of new technologies.

MarketFirst Deliverability Email Server is a collaborative effort between CDC Software and Message Systems, a leading provider of email software solutions for email marketers, service providers and corporate enterprises. With extensive expertise in building some of the largest email systems in the world, Message Systems developed a standards-compliant message transport agent (MTA) that eliminates racks of email servers and ultimately helps reduce operating expenses.

Tracking the process from the point of campaign creation, through sending, and finally through ISP feedback loops and final email delivery usually requires that a marketer and/or IT person review many different reports across several different vendor systems. Additionally, most marketers do not just want to track this information; they also want to adjust their campaigns to assure delivery. This requires adjustment to each campaign so they can compensate and get through specific filtering rules. Generally, this could only be accomplished by an email specialist dedicated to the task.

According to Marketing Sherpa’s Email Marketing Benchmark Guide 2007, “72 percent of business email users lose valid email they have opted in for at least occasionally.” Until now marketers have had to purchase and integrate three to four products to solve this problem. Marketing Sherpa is a research firm specializing in tracking what works in all aspects of marketing.

“In the past, both content issues as well as email deliverability, such as authentication and reputation, have been top priority for marketers,” said Adam Sarner, principal research analyst, CRM, Gartner. “We anticipate deliverability strategic alliances to take place in the months ahead.”

“Now with CDC MarketFirst, a single system alleviates the entire deliverability issue,” said Eric Musser, CEO and president of CDC Software. “Marketers want to focus on the creative and interactive aspects of their campaigns and not on the technical requirements of email deliverability. CDC MarketFirst Deliverability Email Server lets marketers do what they do best and frees them from the technical issues of getting emails through.”

“The CDC MarketFirst Deliverability Email Server covers the full circle of email deliverability that keeps marketers up at night,” said Barry Abel, vice president of field operations, Message Systems Inc. “Now marketers can purchase a single solution that covers campaign creation, email assembly, email transmission, reputation, and deliverability verification in one package.”

About CDC MarketFirst
CDC MarketFirst is an adaptive marketing automation and lead management solution that enables marketers to manage even the most complex, multi-channel marketing campaigns. Using CDC MarketFirst, marketing professionals can utilize the visual campaign designer feature to create email/web page streams, profile customers and prospects, target each with a highly personalized and relevant message, deliver the message at the right time via the right channel, and ensure consistent and effective follow-up. CDC MarketFirst can help marketers achieve higher response rates and better lead quality with perpetually running, precisely targeted campaigns based on data captured at every point of interaction. It can also help increase lead quality and retention rates with fewer resources, improving return-on-investment (ROI). For more information on CDC MarketFirst, visit www.pivotal.com/marketfirst/

About CDC Software
CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability.  CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), IMI warehouse management and order management, Pivotal CRM and Saratoga CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, and wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, outsourced business services, application management and offshore development. CDC Software is the enterprise software unit of CDC Corporation and is ranked number 12 on the Manufacturing Business Technology 2007 Global 100 List of Enterprise and Supply Chain Management Application vendors. For more information, please visit www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, and includes statements relating to the ability of Pivotal MarketFirst to address the needs of certain customers such as the ability to dramatically increased the number of marketing campaigns and reduced the cost per response These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of that particular industry; the continued ability of Pivotal MarketFirst solutions to address industry-specific requirements of companies in that industry; demand for and market acceptance of new and existing CRM solutions; development of new functionalities which would allow certain companies to compete more effectively and changes in the type of information required to compete in that industry. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2006 on Form 20-F filed on July 2, 2007. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

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